SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          GOODY'S FAMILY CLOTHING, INC.
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                                (Name of Issuer)

                       Common Stock,no par value per share
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                         (Title of Class of Securities)

                                    382588101
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                                 (CUSIP Number)

                                   Isaac Dabah
                                 GMM Capital LLC
                                   c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 With a copy to:
                            Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                January 27, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 6)

CUSIP No. 382588101                                                 Page 2 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           GMM Capital LLC
           I.R.S. Identification No.: 72-6232404

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    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                              (a)  [ ]           (b)  [X]

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    3      SEC Use Only

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    4      Source Of Funds (See Instructions): OO

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    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
           Items 2(d) or 2(e)

                              Not Applicable

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    6      Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
 Number Of        7     Sole Voting Power
   Shares     ------------------------------------------------------------------
Beneficially      8     Shared Voting Power                  33,000,000 (1)
  Owned By    ------------------------------------------------------------------
    Each          9     Sole Dispositive Power
 Reporting    ------------------------------------------------------------------
Person With      10     Shared Dispositive Power             33,000,000 (1)
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           33,000,000 (1)
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           100.00%
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           OO
--------------------------------------------------------------------------------

(1) Represents the shares of Common Stock of the Issuer owned by Goody's Holdings, Inc. Pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated October 27, 2005, by and among Goody's Family Clothing, Inc. (the "Company"), GF Acquisition Corp. and Goody's Holdings, Inc. (formerly GF Goods Inc.), GF Acquisition Corp. merged with and into the Company on January 27, 2006 via a short-form merger. In the merger, all outstanding shares of the Company were cancelled and converted into the right to receive the merger consideration of $9.60 per share, and each outstanding share of GF Acquisition Corp. was converted into 330,000 shares of common stock, no par value per share, of the Company. As a result, Goody's Holdings, Inc., which owned 100% of GF Acquisition Corp., now owns all 33,000,000 of the outstanding shares of common stock of the Company. Following the consummation of the merger, the surviving corporation has terminated the registration of its shares under the Securities Exchange Act of 1934 and such shares were delisted from the NASDAQ National Market. Goody's Holdings, Inc., is owned in equal parts by GMM Capital LLC and PGDYS LLC. GMM Trust is the managing member of GMM Capital LLC, and Prentice Capital Management, LP is the managing member of PGDYS LLC.

CUSIP No. 382588101                                                 Page 3 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           GMM Trust
           I.R.S. Identification No.: 72-6232404

-------------------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                              (a)   [  ]        (b)  [X]

-------------------------------------------------------------------------------
    3      SEC Use Only

-------------------------------------------------------------------------------
    4      Source Of Funds (See Instructions): OO

-------------------------------------------------------------------------------
    5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

                              Not Applicable

-------------------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  New Jersey

-------------------------------------------------------------------------------
 Number Of        7     Sole Voting Power
   Shares     ------------------------------------------------------------------
Beneficially      8     Shared Voting Power                  33,000,000 (1)
  Owned By    ------------------------------------------------------------------
    Each          9     Sole Dispositive Power
 Reporting    ------------------------------------------------------------------
Person With      10     Shared Dispositive Power             33,000,000 (1)
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           33,000,000 (1)
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           100.00%
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           OO
--------------------------------------------------------------------------------

(1) Represents the shares of Common Stock of the Issuer owned by Goody's Holdings, Inc. Pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated October 27, 2005, by and among Goody's Family Clothing, Inc. (the "Company"), GF Acquisition Corp. and Goody's Holdings, Inc. (formerly GF Goods Inc.), GF Acquisition Corp. merged with and into the Company on January 27, 2006 via a short-form merger. In the merger, all outstanding shares of the Company were cancelled and converted into the right to receive the merger consideration of $9.60 per share, and all outstanding shares of GF Acquisition Corp. were converted into 330,000 shares of common stock, no par value per share, of the Company. As a result, Goody's Holdings, Inc., which owned 100% of GF Acquisition Corp., now owns all of the outstanding shares of common stock of the Company. Following the consummation of the merger, the surviving corporation has terminated the registration of its shares under the Securities Exchange Act of 1934 and such shares were delisted from the NASDAQ National Market. Goody's Holdings, Inc., is owned in equal parts by GMM Capital LLC and PGDYS LLC. GMM Trust is the managing member of GMM Capital LLC, and Prentice Capital Management, LP is the managing member of PGDYS LLC.

CUSIP No. 382588101                                                 Page 4 of 6

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above Person
           (Entities Only)

           Goody's Holding, Inc.
           I.R.S. Identification No.: 65-1262832

--------------------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                              (a)  [  ]         (b)  [X]

--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source Of Funds (See Instructions): AF

--------------------------------------------------------------------------------
    5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

                              Not Applicable

--------------------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
 Number Of        7     Sole Voting Power
   Shares     ------------------------------------------------------------------
Beneficially      8     Shared Voting Power                  33,000,000 (1)
  Owned By    ------------------------------------------------------------------
    Each          9     Sole Dispositive Power
 Reporting    ------------------------------------------------------------------
Person With      10     Shared Dispositive Power             33,000,000 (1)
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           33,000,000 (1)
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           100.00%
--------------------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           OO
--------------------------------------------------------------------------------

(1) Represents the shares of Common Stock of the Issuer owned by Goody's Holdings, Inc. Pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated October 27, 2005, by and among Goody's Family Clothing, Inc. (the "Company"), GF Acquisition Corp. and Goody's Holdings, Inc. (formerly GF Goods Inc.), GF Acquisition Corp. merged with and into the Company on January 27, 2006 via a short-form merger. In the merger, all outstanding shares of the Company were cancelled and converted into the right to receive the merger consideration of $9.60 per share, and each outstanding share of GF Acquisition Corp. was converted into 330,000 shares of common stock, no par value per share, of the Company. As a result, Goody's Holdings, Inc., which owned 100% of GF Acquisition Corp., now owns all 33,000,000 of the outstanding shares of common stock of the Company. Following the consummation of the merger, the surviving corporation has terminated the registration of its shares under the Securities Exchange Act of 1934 and such shares were delisted from the NASDAQ National Market. Goody's Holdings, Inc., is owned in equal parts by GMM Capital LLC and PGDYS LLC. GMM Trust is the managing member of GMM Capital LLC, and Prentice Capital Management, LP is the managing member of PGDYS LLC.

This Amendment No. 5 to the Schedule 13D (this "Amendment") relates to the Common Stock, no par value per share ("Common Stock"), of Goody's Family Clothing, Inc., a Tennessee corporation (the "Company"). This Amendment amends the initial statement on Schedule 13D, filed on October 6, 2005 (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D, filed on October 12, 2005 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, filed on October 24, 2005 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, filed on October 31, 2005 ("Amendment No. 3") and Amendment No. 4 to Schedule 13D, filed on December 27, 2005 ("Amendment No. 4") in conjunction with Amendment No. 5 to Schedule TO, filed on December 27, 2005 ("Amended Schedule TO"), jointly on behalf of GMM Capital LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 as applicable. As a result of transactions described in Item 5 below, GF Acquisition Corp., a Tennessee corporation ("GF Acquisition"), and Goody's Holdings, Inc. (formerly GF Goods Inc.), a Delaware corporation ("Parent"), have been added as reporting persons hereunder (GMM Capital, GMM Trust, GF Acquisition and Parent, each a "Reporting Person" and, collectively, the "Reporting Persons"). The Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are hereby amended as follows:

Item 5.  Interest in Securities of Issuer.
------------------------------------------

         Item 5 of the Schedule 13D is hereby amended and supplemented to add to the end thereof the following:

         Pursuant to the Acquisition Agreement and Agreement and Plan of Merger, dated October 27, 2005, by and among the Company, GF Acquisition and Parent, GF Acquisition merged with and into the Company on January 27, 2006 via a short-form merger. In the merger, all outstanding shares of the Company were cancelled and converted into the right to receive the merger consideration of $9.60 per share, and each outstanding share of GF Acquisition was converted into 330,000 shares of common stock, no par value per share, of the Company. As a result, Parent, which owned 100% of GF Acquisition Corp., now owns all of the 33,000,000 outstanding shares of common stock of the Company. Following the consummation of the merger, the surviving corporation has terminated the registration of its shares under the Securities Exchange Act of 1934 and such shares were delisted from the NASDAQ National Market. Parent is owned in equal parts by GMM Capital LLC and PGDYS LLC. GMM Trust is the managing member of GMM Capital LLC, and Prentice Capital Management, LP is the managing member of PGDYS LLC.

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          GMM CAPITAL LLC

                                          By: /s/ Isaac Dabah
                                              -------------------
                                          Name:  Isaac Dabah
                                          Title: Executive Director


                                          GMM TRUST

                                          By: /s/ Isaac Dabah
                                              -------------------
                                          Name:  Isaac Dabah
                                          Title: Trustee


                                          GOODY'S HOLDINGS, INC.

                                          By: /s/ Isaac Dabah
                                              -------------------
                                          Name:  Isaac Dabah
                                          Title: President and Chief Executive
                                                 Officer


Dated:   January 27, 2006